UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On June 26, 2008, Husky Energy Inc. issued a press release announcing the extension of the payment of full tender offer consideration in connection with the previously announced cash tender offer to purchase any and all of the Company’s outstanding 8.90% capital securities. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.
By:	/s/ James D. Girgulis
James D. Girgulis Vice President, Legal & Corporate Secretary

Date: June 26, 2008

EXHIBIT A

June 26, 2008

For immediate release

Husky Energy Inc. Announces Extension of Payment of Full Tender Offer Consideration in Connection with Tender Offer for its 8.90% Capital Securities

Calgary, Alberta - Husky Energy Inc. (TSX: HSE) (the “Company”) announced the extension of the payment of full tender offer consideration in connection with the previously announced cash tender offer (the “Tender Offer”) to purchase any and all of the Company’s outstanding 8.90% capital securities – CUSIP No. 448096AG2 (the “Notes”). As a result of such extension, any holder that tenders its Notes prior to the expiration of the Tender Offer, which is scheduled for 12:01 a.m., New York City time, on July 11, 2008, unless extended or earlier terminated (the “Expiration Date”), and whose Notes are accepted for purchase pursuant to the terms of the Tender Offer, will receive the full tender offer consideration. The full tender offer consideration is equal to U.S. $1,010 per U.S. $1,000 principal amount of Notes, plus accrued and unpaid interest thereon to, but not including, the settlement date. The settlement date will be promptly after the Expiration Date, and is expected to occur on or about July 11, 2008. The Company will redeem any and all Notes not tendered by issuing a notice of redemption as soon as practicable after the Expiration Date.

Global Bondholder Services Corporation, the depositary for the Tender Offer, has advised the Company that, as of 5:00 p.m., New York City time, on June 25, 2008, U.S. $208.05 million aggregate principal amount of the Notes had been validly tendered and not withdrawn, representing approximately 92.5% of the Notes outstanding. In accordance with the terms of the Tender Offer, any and all Notes that have been tendered or are tendered may not be withdrawn.

The Company has retained Citi to serve as the dealer manager and has retained Global Bondholder Services Corporation to serve as the depositary and information agent for the Tender Offer. Requests for Tender Offer documents may be directed to Global Bondholder Services Corporation by telephone at 212-430-3774 or 866-294-2200, or in writing at 65 Broadway - Suite 723, New York, NY, 10006, Attention: Corporate Actions. Questions regarding the Tender Offer may be directed to Citi at 800-558-3745 or 212-723-6106.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other securities. The tender offer is made only by and pursuant to the terms of the Offer to Purchase and, related Letter of Transmittal and the extension of the payment of full tender offer consideration described above. None of the Company, the dealer manager or the depositary and information agent makes any recommendations as to whether holders should tender their Notes pursuant to the tender offer. Holders must make their own decisions as to whether to tender their Notes and, if so, the principal amount of Notes to tender.

Cautionary note regarding forward-looking statements or information - Certain statements contained in this news release constitute forward looking statements or information (collectively, “forward looking statements”) within the meaning of applicable securities legislation. These forward looking statements relate to future events. The use of any of the words “could”, “expect”, “believe”, “will”, “projected”, “estimated” and similar expressions and statements relating to matters that are not historical facts are intended to identify forward looking statements and are based on Husky's current belief or assumptions as to the outcome and timing of such future events, and in this news release includes references to future dates, times and other information pertaining to the tender offer. Actual future dates, times or information may differ materially.

Husky's annual report to shareholders and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.comand the EDGAR website www.sec.gov) describe the risks, uncertainties and other factors, otherwise applicable to Husky. Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Husky Energy is a Canadian-based integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is publicly traded on the Toronto Stock Exchange under the symbol HSE.

For further information, please contact:

Patrick Aherne 403-298-6817 Manager, Investor Relations Husky Energy Inc.